Exhibit 99.2

PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)

as of December 31, 2018

in USD	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Balance Sheet
	A	B	C	D	E	F	G
ASSETS
NON-CURRENT ASSETS	14,854,924	-	-	-	-	-	-	14,854,924
Deferred tax assets	5,874,935	-	-	-	-	-	-	5,874,935
Equipment and software, net	1,960,673	-	-	-	-	-	-	1,960,673
Long-term equity investment	6,345,216	-	-	-	-	-	-	6,345,216
Long-term other receivable	570,539	-	-	-	-	-	-	570,539
Goodwill	-	-	-	-	-	-	-	-
Other non-current assets	103,561	-	-	-	-	-	-	103,561

CURRENT ASSETS	194,111,513	22,218,241	600,000	-	-	-	-	216,929,754
Cash	4,750,734	140,517	600,000	22,074,404	-	-	-	27,565,655
Cash and Investments held in the Trust Account	-	22,074,404	-	(22,074,404)	-	-	-	-
Restricted cash	13,959,012	-	-	-	-	-	-	13,959,012
Accounts receivable	18,463,450	-	-	-	-	-	-	18,463,450
Accounts receivable – related parties	221,394	-	-	-	-	-	-	221,394
Advances to suppliers	8,802,673	-	-	-	-	-	-	8,802,673
Other receivables	1,531,282	-	-	-	-	-	-	1,531,282
Advances to Suppliers & Other receivables - related parties	3,353,455	-	-	-	-	-	-	3,353,455
Loan receivable – related parties	139,033,485	-	-	-	-	-	-	139,033,485
Prepaid expenses and other current assets	-	3,320	-	-	-	-	-	3,320
Other current assets	3,996,028	-	-	-	-	-	-	3,996,028

TOTAL ASSETS	208,966,437	22,218,241	600,000	-	-	-	-	231,784,678

EQUITY and LIABILITIES
EQUITY	132,104,400	5,000,001	(5,162)	10,930,113	-	(2,044,000)	(4,250,000)	141,735,352
Series B preferred shares	294	-	-	-	(294)	-	-	-
Series C-1 preferred shares	247	-	-	-	(247)	-	-	-
Ordinary shares	10,916	489	-	10,930,113	541	-	-	10,942,059
Shares in employee benefit trust	(4,077,600)	-	-	-	-	-	-	(4,077,600)
Additional paid-in capital	139,879,319	7,331,343	-	-	-	-	-	147,210,662
Statutory reserve	721,818	-	-	-	-	-	-	721,818
Accumulated deficit	(3,992,000)	(2,331,831)	(5,162)	-	-	(2,044,000)	(4,250,000)	(12,622,993)
Accumulated other comprehensive income	(715,921)	-	-	-	-	-	-	(715,921)
Non-controlling interest	277,327	-	-	-	-	-	-	277,327

NON-CURRENT LIABILITIES	4,077,000	-	-	-	-	-	-	4,077,000
Long-term loan - related parties	4,077,000	-	-	-	-	-	-	4,077,000
Other long-term liabilities	-	-	-	-	-	-	-	-

CURRENT LIABILITIES	72,785,037	17,218,240	605,162	(10,930,113)	-	2,044,000	4,250,000	85,972,326
Common stock subject to possible redemption	-	10,930,113	-	(10,930,113)	-	-	-	-
Accounts payable	-	37,749	-	-	-	-	-	37,749
Accrued expenses	-	139,793	5,162	-	-	-	-	144,955
Deferred underwriting fees	-	5,310,585	-	-	-	-	-	5,310,585
Unsecured promissory notes	-	800,000	600,000	-	-	-	-	1,400,000
Bank borrowings	13,536,894	-	-	-	-	-	-	13,536,894
Accrued marketing and channel fees	12,203,906	-	-	-	-	-	-	12,203,906
Accrued marketing and channel fees – related parties	442,787	-	-	-	-	-	-	442,787
Accruals and other liabilities	6,444,042	-	-	-	-	2,044,000	4,250,000	12,738,042
Accruals and other liabilities - related parties	24,606,596	-	-	-	-	-	-	24,606,596
Taxes payable	15,100,313	-	-	-	-	-	-	15,100,313
Amount due to related parties	450,499	-	-	-	-	-	-	450,499

TOTAL EQUITY and LIABILITIES	208,966,437	22,218,241	600,000	-	-	-	-	231,784,678

NOTES TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET

as of December 31, 2018

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet

A	Derived from the unaudited consolidated balance sheet of NCF as of September 30, 2018.

B	Derived from the audited consolidated balance sheet of HMAC as of December 31, 2018.

Financing transactions occurring subsequent to the respective balance sheet dates but prior to the consummation of the Merger, including:

C	To reflect the loans from CMB to HMAC as per January 29, 2019 and February 25, 2019 for an amount of $200,000 and $400,000 respectively and the related notes issued as unsecured promissory notes.

Pro forma adjustments relating to the consummation of the Merger, including:

D	To reflect the release of cash from investments held in the Trust Account. The assumption is made that there are no redemptions upon completion of the Initial Business Combination ("IBC").

E	To reflect the conversion of preferred shares to ordinary shares upon the occurrence of a succesful Initial Business Combination ("IBC"), i.e. Initial Public Offering ("IPO") of NCF.

F	To reflect the payment of $2,044,000 made by HMAC, including legal fees and other professional fees related to the merger.

G	To reflect the payment of $1,250,000 made by NCF, including legal fees and other professional fees related to the merger. In addition $3,000,000 of financial advisory fees of NCF to the financial advisor EarlyBirdCapital.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

For the year ended December 31, 2018

in USD	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Adjustment	Pro Forma Income Statement
	A	B	C	D	E

Net revenue	260,584,708	-	-	-	-	260,584,708
Transaction and service fee	232,275,488	-	-	-	-	232,275,488
Transaction and service fee - related parties	5,287,115	-	-	-	-	5,287,115
Commission fee	9,211,023	-	-	-	-	9,211,023
Commission fee - related parties	1,226,550	-	-	-	-	1,226,550
Other revenue	12,466,568	-	-	-	-	12,466,568
Other revenue - related parties	117,964	-	-	-	-	117,964

Sales and marketing expenses	(165,055,283)	-	-	-	-	(165,055,283)
Product development expenses	(17,894,492)	-	-	-	-	(17,894,492)
Loan facilitation and servicing expenses	(3,937,858)	-	-	-	-	(3,937,858)
General and administrative expenses	(13,802,873)	(949,114)	-	(2,044,000)	(4,250,000)	(21,045,987)
Result from operating activities	59,894,202	(949,114)	-	(2,044,000)	(4,250,000)	52,651,088
Interest and other income	7,765,052	1,482,889	-	-	-	9,247,941
Interest and other expenses	(65,987)	(2,084,127)	(5,162)	-	-	(2,155,276)
Foreign currency transaction (loss) gain	(1,065,074)	-	-	-	-	(1,065,074)
Loss in equity method investment	(215,380)	-	-	-	-	(215,380)
Gain on sale of equity interest in a subsidiary	172,531	-	-	-	-	172,531
Loss on sale of equity interest in a subsidiary	(72,995)	-	-	-	-	(72,995)
Income from available-for-sale financial assets	302,316	-	-	-	-	302,316
Other miscellaneous income (expenses)	58,647	-	-	-	-	58,647
Profit/(loss) before tax	66,773,312	(1,550,352)	(5,162)	(2,044,000)	(4,250,000)	58,923,798
Income tax benefit/(expense)	(15,376,947)	-	-	-	-	(15,376,947)
Net profit/(loss)	51,396,365	(1,550,352)	(5,162)	(2,044,000)	(4,250,000)	43,546,851

Other comprehensive income/(loss)
Foreign currency translation adjustment	(2,802,408)	-	-	-	-	(2,802,408)
Total comprehensive income/(loss)	48,593,957	(1,550,352)	(5,162)	(2,044,000)	(4,250,000)	40,744,443

Net (loss)/profit
- Attributable to equity shareholders of the Company	51,468,035	(1,550,352)	(5,162)	(2,044,000)	(4,250,000)	43,618,521
- Attributable to non-controlling interests	(71,670)	-	-	-	-	(71,670)

Total comprehensive (loss)/income
- Attributable to equity shareholders of the Company	48,519,061	(1,550,352)	(5,162)	(2,044,000)	(4,250,000)	40,669,547
- Attributable to non-controlling interests	74,896	-	-	-	-	74,896

Weighted average shares outstanding, basic		3,793,275				205,967,025
Net (loss)/income per common share, basic		(0.41)				0.21

NOTES TO THE PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2018

Pro Forma Adjustments to the Unaudited Condensed Statement of Operations

A	LTM unaudited consolidated income statement of NCF for the 12 months ended September 30, 2018.

B	Derived from the audited consolidated income statement of HMAC for the year ended December 31, 2018.

C	Represents interest payments on the loans from CMB to HMAC as per November 6, 2018, December 19, 2018, January 29, 2019 and February 25, 2019 for an amount of $500,000, $300,000, $200,000 and $400,000 respectively and the related notes issued. Interest rate is set at 3 months USD Libor + 0.60%.

D	To reflect the payment of $2,044,000 made by HMAC, including legal fees and other professional fees related to the merger.

E	To reflect the payment of $1,250,000 made by NCF, including legal fees and other professional fees related to the merger. In addition $3,000,000 of financial advisory fees of NCF to the financial advisor EarlyBirdCapital.